

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2020

Adrian Gottschalk
Chief Executive Officer
Foghorn Therapeutics Inc.
100 Binney Street, Suite 610
Cambridge, MA 02142

> **Re: Foghorn Therapeutics Inc.**
> **Registration Statement on Form S-1**
> **Filed October 2, 2020**
> **File No. 333-249264**

Dear Mr. Gottschalk :

We have reviewed your registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-1

Overview, page 1

1. We note your response to prior comment 1. Given the prominence of your statement about your market status, please expand your Risks Associated with Our Business section to discuss the competition you may face in marketing your products. We note your disclosures on pages 21 and 102 in this regard.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Adrian Gottschalk
Foghorn Therapeutics Inc.
October 7, 2020
Page 2

You may contact Eric Atallah at (202) 551-3663 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay at (202) 551-7237 or Celeste Murphy at (202) 551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences